UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WORKDAY, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98138H101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138H101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) David A. Duffield
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 70,111,206
	6.	Shared Voting Power 82,291,206[1]
	7.	Sole Dispositive Power 70,111,206
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,291,206
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 75.9%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of 70,111,206 shares of Class B Common Stock held directly by David A. Duffield and 12,180,000 shares of Class B Common Stock held by Aneel Bhusri and subject to the Voting Agreement (as defined below).
[2]	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

Item 1.

Item 1(a).	Name of Issuer

Workday, Inc.

Item 1(a).	Address of Issuer’s Principal Executive Offices

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2.

Item 2(a).	Name of Person(s) Filing

David A. Duffield

Item 2(b).	Address of Principal Business Office or, if none, Residence

c/o Workday, Inc.

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

98138H101

Item 3.

Not applicable

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

82,291,206 shares, consisting of 70,111,206 shares of Class B Common Stock held directly by David A. Duffield and 12,180,000 shares of Class B Common Stock held by Aneel Bhusri and subject to the Voting Agreement. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock, (b) the date when the number of outstanding shares of Class B Common Stock represents less than 9% of all outstanding shares of Class A and Class B Common Stock, (c) October 11, 2032 or (d) nine months after the death of the later to die of David A. Duffield and Aneel Bhusri.

Item 4(b).	Percent of Class

75.9%. The foregoing percentage is based on 26,162,500 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, plus the number of shares of Class B common stock held by David A. Duffield, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of David A. Duffield.

Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, the reporting persons listed in Item 4 would hold 50.3% of the total outstanding shares of the Issuer. The 50.3% is based on the combined total of 163,702,531 shares, which represents 26,162,500 shares of the Issuer’s Class A Common Stock and 137,540,031 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2012.

Item 4(c). Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

70,111,206 shares

(ii) shared power to vote or to direct the vote:

82,291,206 shares, consisting of 70,111,206 shares of Class B Common Stock held directly by David A. Duffield and 12,180,000 shares of Class B Common Stock held by Aneel Bhusri and subject to the Voting Agreement entered into by David A. Duffield and Aneel Bhusri on September 28, 2012 (the “Voting Agreement”).

Under the Voting Agreement, each of David A. Duffield and Aneel Bhusri has granted a proxy holder the right to exercise all of the voting and consent rights of his and his permitted transferee’s Class B Common Stock following his death or during his incapacity. Initially, David A. Duffield has designated Aneel Bhusri as his designated proxy holder and Aneel Bhusri has designated David A. Duffield as his designated proxy holder. Each of David A. Duffield and Aneel Bhusri will have the right during his lifetime to remove his designated proxy holder and replace him with a new proxy holder. In the event that there is no proxy holder for the Class B Common Stock subject to the Voting Agreement, the voting and consent rights of such Class B Common Stock will be exercised by the board of directors of Workday, Inc. acting by majority vote. Upon the death or incapacity of each of David A. Duffield and Aneel Bhusri, his designated proxy holder will have an irrevocable proxy to vote or otherwise consent to any matters in respect of his Class B Common Stock.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) the conversion of the Class A Common Stock and Class B Common Stock into a single class of common stock, or (ii) the time at which none of David A. Duffield, Aneel Bhusri or any of their respective permitted transferees beneficially owns any Class B Common Stock. The Voting Agreement may not be unilaterally terminated by David A. Duffield or Aneel Bhusri.

(iii) sole power to dispose or to direct the disposition of:

70,111,206 shares

(iv) shared power to dispose or to direct the disposition of:

Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4(c).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

DAVID A. DUFFIELD

By:	/s/ David A. Duffield

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